State Street Master Funds

P.O. Box 5049

Boston, Massachusetts 02206

Via EDGAR Correspondence

November 28, 2012

Mr. Vince DiStefano

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	State Street Master Funds (the “Trust”)
--- File no. 811-09599

Dear Mr. DiStefano:

This letter is in response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) provided via telephone conference on November 9, 2012 regarding Post-Effective Amendment Number 16 to the Trust’s registration statement on Form N-1A (the “PEA Filing”), filed with the SEC on October 1, 2012. For your convenience, we have summarized your comment below and provided the response of the Trust. As used in this letter, the term “Money Market Portfolio” is used to refer to each of the State Street Money Market Portfolio, State Street Tax Free Money Market Portfolio, State Street U.S. Government Money Market Portfolio, State Street Treasury Money Market Portfolio and State Street Treasury Plus Money Market Portfolio.

1.	Comment: In the sections titled “Principal Risks of Investing in a Money Market Portfolio” please review the “Money Market Fund Regulatory Risk” disclosure and consider whether additional language concerning potential future regulatory action by the Financial Stability Oversight Council (“FSOC”) should be added. Please review similar disclosures in the PEA Filing where this FSOC language may be applicable.

Response: At this time, the Trust believes that it is premature to add disclosure about the possibility of future regulatory action by the FSOC that could, at some point, affect the Money Market Portfolios. Any new regulatory action likely would be implemented after a considerable period of time, including, for example a comment period, providing sufficient time for the Money Market Portfolios to provide disclosure to investors, if necessary, at a point when there is greater clarity about the form any new regulatory action by the FSOC affecting the Money Market Portfolios might take.

Please do not hesitate to contact the Trust at (617) 662-3967 if you have any questions concerning the foregoing.

Very truly yours,

/s/ Mark E. Tuttle
Mark E. Tuttle
Assistant Secretary

EXHIBIT

November 28, 2012

Mr. Vince DiStefano

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	State Street Master Funds (the “Trust”)
--- File no. 811-09599

Dear Mr. DiStefano:

In connection with the Trust’s registration statement on Form N-1A (the “PEA Filing”), the Trust hereby acknowledges that:

•	the Trust is responsible for the adequacy and the accuracy of the disclosure in the PEA Filing;

•

comments of the staff of the Securities and Exchange Commission (“Staff”) or changes to disclosure in response to Staff comments in the PEA Filing reviewed by the staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the PEA Filing; and

•	the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the foregoing is responsive to your request made on November 9, 2012. Please do not hesitate to contact the Trust at (617) 662-3967 if you have any questions concerning the foregoing.

Very truly yours,

/s/ Mark E. Tuttle
Mark E. Tuttle
Assistant Secretary

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